ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

April 30, 2004

04024862

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

RECEIVED
2004 MAY -5 P 3:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
MAY 10 2004
THOMSON FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
30 April 2004 – (ASX Announcement & Media Release – Gulf Coast Update)
30 April 2004 – (ASX Appendix 3B)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

AUSTRALIA

Muggles 1 Drilling Update WA-254-P, Offshore Carnarvon Basin

The operator of WA-254-P, Apache Northwest Pty Ltd ("Apache") has advised FAR that commencement of drilling of the Muggles Prospect in the permit will occur on or about 20 May, 2004, using the Ensco 56 jack-up.

The Muggles Prospect is an *M Australis* stratigraphic pinchout trap within a Cretaceous channel on the Enderby Terrace. Prospect potential is estimated at 33.5 (mean) million barrels of oil recoverable. Muggles-1 is designed as a throw away well with planned total depth of 1,454 metres in water depth of 68 metres and a drill duration of approximately 6 days. If drilling is successful the discovery could be tied back to the Woodside operated Legendre Oil Field, lying 10 kilometres northwest.

FAR holds a 10.7143 percent interest in the proposed Muggles well.

CHINA

Block 22/12, Beibu Gulf, Offshore China

The Wei 12-8-3 appraisal well is preparing to drill ahead to planned total depth of approximately 1,311 metres following coring operations over the primary Miocene Jiaowei sands. The well is being drilled using the Nanhai IV jack-up rig in approximately 33 metres of water, 800 metres north of the Wei-12-8-2 discovery well.

It is planned to log and evaluate the well over the coming weekend, upon the completion of which, the results of the well will be released. Acquisition of a 3D VSP seismic survey is planned to follow logging. It should be noted the well has been designed as a throw-away well and will be plugged and abandoned regardless of the results.

The Wei 12-8 East field is estimated to have the potential to contain recoverable reserves of between 20 million barrels of oil (ROC estimate) and 27 million barrels of oil (HZN estimate), subject to successful appraisal drilling. The primary objective of the Wei 12-8-3 well is to confirm structural configuration of the reservoir and to accurately determine oil properties, particularly viscosity, in order to optimise well planning for a potential field development.

The 12-8 East (12-8-2) field was discovered by CNOOC in 1994. The well encountered an 8 metre oil column in the Miocene Jiaowei sands at a depth of 930 m. A production test flowed 2,355 barrels of 21 degree API oil per day. Reservoir quality is excellent, with permeability in excess of one Darcy. The structure is a simple four-way dip closure with reservoir draped over a basement high.

Subject to the results of the Wei 12-8-3 well, the Block 22/12 Joint venture has made provision to drill a third well, the Wei 12-3-4. FAR holds a 5 percent working interest in the permit. In the event of a commercial development within Block 22/12, the interests held by the current joint venturers may reduce on a pro-rata basis by up to 51% assuming that the China Offshore Oil Corporation ("CNOOC") exercises its right to participate up to a 51% equity level in the development.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN

009 117 293

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,842
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	7 CENTS
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of 31 July 2005 Options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 April 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
170,853,009	ORD
87,100,335	Options - expiry 31 July 2005

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b) – NOT RELEVANT

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Director) Date: ....30 April 2004

Print name: ....MICHAEL EVANS...........

== == == == ==

+ See chapter 19 for defined terms.